UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

8 April 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Thompson Creek Metals Company Inc.

File No. 1-33783 -- CF# 24775

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Thompson Creek Metals Company Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 25, 2010.

Based on representations by Thompson Creek Metals Company Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8	through June 12, 2017
Exhibit 10.9	through December 31, 2016
Exhibit 10.10	through June 12, 2017
Exhibit 10.12	through September 28, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel